For Immediate Release

NOVADAQ Reports Second Quarter 2015 Financial Results

Toronto, Ontario – July 28, 2015 - Novadaq Technologies Inc. ("NOVADAQ" or the “Company") (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced financial results for its second quarter ended June 30, 2015. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

For the three months ended June 30, 2015, NOVADAQ reported revenues of $15.1 million, an increase of 35% from $11.2 million in the second quarter of 2014. Product sales increased by $3.9 million, or 38%, primarily due to a 64% increase in recurring revenue and a 24% increase in capital sales.

“At the start of the year, we initiated our transformation from a company that was characterized by its partnership-based business model to one driven primarily by its own direct sales,” commented Arun Menawat, NOVADAQ’s President and Chief Executive Officer. “Moving forward, the following metrics will be shared with the investment community so they can better measure our progress over time.”

	Q1-2015	Q2-2015	Change

REVENUES (million’s)
Recurring	$4.9	$5.7	+15%
Capital	$3.6	$6.5	+82%
Total Direct	$8.5	$12.2	+43%
Partnered/International	$3.2	$2.9	-9%
Total	$11.7	$15.1	+29%

INSTALLED BASE
Direct Systems	575	611	+6%
Recurring Revenue/Direct System	$8,566	$9,251	+8%

Second quarter gross profits of $10.7 million (71% margin) compared to gross profits of $6.9 million (62%) in the same period last year.

Net loss for the 2015 second quarter was $6.0 million, or $0.11 basic loss per share, compared with net income of $6.3 million, or $0.11 basic income per share, in Q2-2014. The change was a result of an increase in operating expenses of $11.6 million and a decrease in warrant revaluation income of $4.5 million. Offsetting these amounts was an increase in gross profit of $3.8 million.

Second quarter 2015 operating burn (cash consumed by operating activities before changes in working capital) was $8.7 million compared to $1.5 million in the second quarter of 2014. This difference in operating burn was mainly driven by increased selling and distribution expenses associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure. During Q2-2015, working capital improved by $1.0 million, driven by increased accounts payable and accrued liabilities, partially offset by increased inventories, accounts receivable and prepaid expenses and other assets.

Cash and cash equivalents were $124.4 million at June 30, 2015, reflecting a decrease of $8.6 million compared to the cash position as at March 31, 2015.

The Company estimates that the number of procedures performed using SPY technology systems during the second quarter was approximately 9,600, representing an increase of 30% year-over-year and 9% sequentially over the previous quarter.

Revised 2015 Outlook

Earlier this year, NOVADAQ provided a business outlook indicating that it anticipated its full year revenue for the fiscal year ending December 31, 2015 to be approximately $65.0 million, representing total year-over-year revenue growth of approximately 40%. This was based on the Company’s expectation that growth in the first half of 2015 would be in the range of 25% to 35%. Given that actual growth in the first half of 2015 came in at the low end of that range, NOVADAQ is revising its 2015 outlook and now expects its full-year revenue to be approximately $62.5 million. This implies a growth rate of 43% over the second half of 2014.

“As demonstrated by our sales rebound in Q2, we were able to successfully navigate through a transitional first quarter and have begun to resume our strong growth trajectory,” said Dr. Menawat. “We also note that the consensus analyst estimates are generally consistent with our revised guidance”.

Conference Call Details

NOVADAQ is pleased to invite all interested parties to participate in a conference call today, July 28, 2015 at 4:30 p.m. Eastern Time, during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (Canada and the United States) or 1-201-689-8031 (International) several minutes prior to the beginning of the call.

A replay of the conference call can be accessed by dialing 1-877-660-6853 (Canada and the United States) or 1-201-612-7415 (International) and entering the conference identification number 13587138 when prompted.

The call will also be archived for 90 days on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 140 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT and LUNA are registered trademarks of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer
Investor Relations
1-647-872-4849
skilmer@novadaq.com

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)
(expressed in U.S. dollars, except common shares outstanding)

	As at	As at
	June 30,	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$124,413,063	$141,447,544
Accounts receivable	15,292,482	13,503,303
Prepaid expenses and other assets	3,725,637	1,205,250
Income taxes recoverable	29,341	29,341
Inventories	7,853,127	6,798,198
	151,313,650	162,983,636
Non-current assets
Property and equipment, net	13,233,230	13,647,819
Intangible assets, net	19,386,188	20,249,915

Total Assets	$183,933,068	$196,881,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$10,827,713	$5,345,539
Provisions	345,829	335,204
Deferred revenue	666,162	403,816
Distribution rights payable	250,000	250,000
	12,089,704	6,334,559

Non-current liabilities
Deferred revenue	773,190	551,875
Distribution rights payable	1,682,915	1,630,819
Shareholder warrants	15,097,511	25,873,085

Total Liabilities	$29,643,320	$34,390,338

Shareholders' Equity
Share capital	$322,043,144	$315,651,455
Contributed surplus	14,853,239	12,134,913
Deficit	(182,606,635)	(165,295,336)

Total Shareholders' Equity	$154,289,748	$162,491,032

Total Liabilities and Shareholders' Equity	$183,933,068	$196,881,370

Total number of common shares outstanding	56,195,826	55,572,568

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)
(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Product sales	$14,337,302	$10,391,137	$25,404,482	$19,782,528
Royalty revenue	540,170	270,000	992,550	675,000
Partnership fee revenue	-	325,000	-	650,000
Service revenue	188,955	166,019	360,736	342,850
Total revenues	15,066,427	11,152,156	26,757,768	21,450,378
Cost of sales	4,380,591	4,232,023	8,600,735	7,833,920
Gross profit	10,685,836	6,920,133	18,157,033	13,616,458

Selling and distribution costs	15,493,072	7,192,559	27,990,725	13,900,119
Research and development expenses	5,128,691	2,331,027	8,751,244	4,585,945
Administrative expenses	2,458,509	1,967,253	5,145,215	3,947,329
Total operating expenses	23,080,272	11,490,839	41,887,184	22,433,393

Loss from operations	(12,394,436)	(4,570,706)	(23,730,151)	(8,816,935)

Finance costs	(26,048)	—	(52,096)	—
Finance income	55,945	59,088	109,687	127,468
Shareholder warrants revaluation adjustment	6,338,631	10,794,176	6,361,261	(1,149,742)
Gain on investment	—	—	—	25,000
Income (loss) before income taxes	(6,025,908)	6,282,558	(17,311,299)	(9,814,209)
Income tax expense	—	(1,607)	—	(16,142)
Net income (loss) and comprehensive income (loss) for the period	($6,025,908)	$6,280,951	($17,311,299)	($9,830,351)
Basic income (loss) and comprehensive income (loss) per share for the period	($0.11)	$0.11	($0.31)	($0.18)
Diluted loss and comprehensive loss per share for the period	($0.22)	($0.08)	($0.41)	($0.18)

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
OPERATING ACTIVITIES
Net income (loss) and comprehensive income (loss) for the period	($6,025,908)	$6,280,951	($17,311,299)	($9,830,351)
Items not affecting cash
Depreciation of property and equipment	1,281,170	1,248,889	2,497,544	2,401,441
Amortization of intangible assets	427,326	188,716	863,727	277,040
Stock-based compensation	1,918,040	1,554,107	3,265,788	2,330,178
Imputed interest on distribution rights payable	26,048	—	52,096	—
Gain on investment	—	—	—	(25,000)
Shareholder warrants revaluation adjustment	(6,338,631)	(10,794,176)	(6,361,261)	1,149,742
	(8,711,955)	(1,521,513)	(16,993,405)	(3,696,950)
Changes in non-cash working capital
Increase in accounts receivable	(354,824)	(3,689,277)	(1,789,179)	(4,296,933)
Increase in inventories	(640,116)	(1,140,867)	(1,054,929)	(897,242)
Increase in prepaid expenses and other assets	(1,533,734)	(907,222)	(2,520,387)	(616,336)
Increase (decrease) in accounts payable and accrued liabilities and provisions	3,470,774	(25,759)	5,521,058	(1,172,126)
Increase in deferred revenue and deferred partnership revenue	75,983	35,999	262,346	5,015
Net change in non-cash working capital balances related to operations	1,018,083	(5,727,126)	418,909	(6,977,622)
Increase (decrease) in long term deferred revenue and deferred partnership revenue	(51,706)	(365,725)	221,315	(664,542)

Cash used in operating activities	(7,745,578)	(7,614,364)	(16,353,181)	(11,339,114)

INVESTING ACTIVITIES
Purchase of property and equipment	(1,629,522)	(2,025,681)	(2,835,621)	(4,316,388)
Disposals of property and equipment	547,731	263,697	752,666	348,477
Purchase of intangible assets including transaction costs	—	(6,368,753)	—	(6,368,753)
Redemption of investment	—	—	—	25,000
Cash used in investing activities	(1,081,791)	(8,130,737)	(2,082,955)	(10,311,664)

FINANCING ACTIVITIES
Repayment of government assistance	—	—	—	(17,587)
Proceeds from exercise of options	221,764	355,414	730,705	1,107,804
Proceeds from exercise of warrants	—	284,276	699,209	284,276
Cash provided by financing activities	221,764	639,690	1,429,914	1,374,493

Net decrease in cash and cash equivalents	(8,605,605)	(15,105,411)	(17,006,222)	(20,276,285)
Impact of foreign exchange on cash and cash equivalents	4,473	2,034	(28,259)	(300)
Cash and cash equivalents at beginning of period	133,014,195	177,156,574	141,447,544	182,329,782

Cash and cash equivalents at end of period	$124,413,063	$162,053,197	$124,413,063	$162,053,197